sembcorp

RECEIVED

2008 JUN 25 A 9:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

9 June 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08003405

SUPPL

PROCESSED
JUN 26 2008
THOMSON REUTERS

Dear Sirs

Sembcorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

6/25

C:jesstan/SgxnetAnn/SECltr

RECEIVED

2008 JUN 25 A 9:47

FICE OF INTERNATIONAL
CORPORATE FINANCE

sembcorp

DIVESTMENT OF USED LEAD ACID BATTERIES JOINT VENTURES IN CHINA

Singapore, June 3, 2008 - Sembcorp Industries Ltd (the "Group") announces that its wholly-owned subsidiary, Sembcorp Environment Pte Ltd, has divested its entire shareholdings in the 50/50 joint venture companies, Jiangsu Sembcorp Chunxing Alloy Company and Chongqing Sembcorp Chunxing Alloy Company.

The joint venture companies were incorporated in the People's Republic of China and in the business of recovery and sale of processed lead from used lead acid batteries (ULABs) to battery manufacturers in the People's Republic of China.

The net sale proceeds from the divestments amount to S$26.7 million. This approximates the value of the Group's investment in the joint ventures as at December 31, 2007. The selling price was derived based on the carrying value of the Group's investment in the joint ventures as at December 31, 2007.

These divestments are not expected to have a material impact on the Group's earnings per share and the net tangible asset value per share for the financial year ending December 31, 2008. None of the directors or the controlling shareholders of Sembcorp Industries has any interest, direct or indirect, in the divestment.

By Order of the Board

Kwong Sook May
Company Secretary

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	6 June 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	42,000	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	5,871,076
		After change	5,829,076
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.329%
		After change	0.326%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$176,971.20	

Kwong Sook May
Company Secretary

June 6, 2008

END